Filed by ACI Worldwide, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6 under the

Securities Exchange Act of 1934

Subject Company: S1 Corporation

Commission File.: 000-24931

News Release

FOR IMMEDIATE RELEASE

ACI WORLDWIDE’S EXCHANGE OFFER FOR S1 STOCK

TO EXPIRE ON FEB. 10TH

(NEW YORK – February 8, 2012) – As previously announced, ACI Worldwide, Inc.’s (Nasdaq: ACIW) exchange offer for shares of S1 Corporation (Nasdaq: SONE) will expire at 5:00 p.m., Eastern time, on February 10, 2012. ACI intends to complete the exchange offer at that time, assuming the satisfaction of all conditions to the offer, including that a majority of the S1 shares are validly tendered and not withdrawn.

In October 2011, ACI and S1 entered into an agreement under which ACI would acquire S1. Under the agreement, S1 stockholders may elect to receive $10.00 in cash or 0.3148 shares of ACI stock for each S1 share they own, subject to proration, such that in the aggregate 33.8% of S1 shares are exchanged for ACI shares and 66.2% are exchanged for cash. As of the close of trading on today, Wednesday, February 8, 2012, the cash consideration was valued at $10.00 per share and the stock consideration was valued at $11.25 per share. S1’s Board of Directors recommends that all S1 stockholders tender their shares into ACI’s exchange offer.

Innisfree M&A Incorporated is ACI’s information agent in connection with the offer. Wells Fargo is acting as ACI’s financial advisor and exchange agent for the offer. Jones Day is acting as legal advisor to ACI. Raymond James & Associates Inc. is serving as financial advisor to S1, and Hogan Lovells US LLP is serving as its legal advisor.

About ACI Worldwide

ACI Worldwide powers electronic payments for more than 800 financial institutions, retailers and processors around the world, with its broad and integrated suite of electronic payment software. More than 90 billion times each year, ACI’s solutions process consumer payments. On an average day, ACI software manages more than US$12 trillion in wholesale payments. And for more than 160 organizations worldwide, ACI software helps to protect their customers from financial crime. To learn more about ACI and understand why we are trusted globally, please visit www.aciworldwide.com. You can also find us on www.paymentsinsights.com or on Twitter @ACI_Worldwide.

Forward-Looking Statements

This press release contains forward-looking statements based on current expectations that involve a number of risks and uncertainties. All opinions, forecasts, projections, future plans or other statements, other than statements of historical fact, are forward-looking statements and include words or phrases such as “believes,” “will,” “expects,” “anticipates,” “intends,” “estimates,” “our view,” “we see,” “would” and words and phrases of similar import. The safe harbor provisions of the Private Securities Litigation Reform Act of 1995 do not apply to any forward-looking statements made in connection with an exchange offer.

We can give no assurance that such expectations will prove to have been correct. Actual results could differ materially as a result of a variety of risks and uncertainties, many of which are outside of the control of management. These risks and uncertainties include, but are not limited to, the following: (1) that a transaction between ACI and S1 may not be completed on a timely basis, (2) negative effects on ACI’s business or S1’s business resulting from the pendency of the proposed transaction, (3) that ACI may not achieve the synergies and other expected benefits within the expected time or in the amounts it anticipates, (4) that ACI may not be able to promptly and effectively integrate the merged businesses, and (5) that ACI may be required to divest assets in order to obtain regulatory approval. Other factors that could materially affect ACI’s and S1’s respective businesses and actual results of operations are discussed in their most recent Annual Reports on Form 10-K, as well as other filings with the SEC, available on the SEC’s website located at www.sec.gov.

Available Information

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. ACI has filed with the SEC a registration statement on Form S-4 containing a prospectus and other documents with respect to the proposed acquisition of S1. S1 has filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC. INVESTORS AND SECURITY HOLDERS OF S1 AND ACI ARE URGED TO READ THE APPLICABLE PROSPECTUS AND OTHER DOCUMENTS THAT HAVE BEEN AND WILL BE FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY AS THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors and security holders will be able to obtain free copies of the registration statement, prospectus and other documents filed with the SEC by ACI and S1 through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by ACI will be available free of charge on ACI’s internet website at www.aciworldwide.com or by contacting ACI’s Investor Relations Department at 646-348-6706. Free copies of the documents filed by S1 with the SEC with respect to the exchange offer may be obtained by contacting S1’s Investor Relations at (404) 923-3500 or by accessing S1’s investor relations website at www.s1.com.

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For more information contact

For ACI Worldwide:

Media Contacts:

James Golden / Scott Bisang / Aaron Palash

Joele Frank, Wilkinson Brimmer Katcher

(212) 355-4449

Investor Contacts:

Art Crozier / Jennifer Shotwell / Scott Winter

Innisfree M&A Incorporated

(212) 750-5833

Tamar Gerber

Vice President, Investor Relations & Financial Communications

ACI Worldwide, Inc.

(646) 348-6706